Exhibit 99.59

Sandspring Resources Ltd. Announces Appointment of IR Firm

June 20, 2011 – SANDSPRING  RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce that it has entered into an investor relations consulting agreement effective June 1, 2011 with San Diego Torrey Hills Capital (“Torrey Hills”) of San Diego, California.

The Torrey Hills agreement provides for a monthly consulting fee of $7,500 and the issuance of 150,000 incentive stock options exercisable for a three year period at a strike price of CAD$2.60 per share. The options are subject to the Company’s incentive stock option plan (the “Plan”) including vesting provisions. The investor relations agreement, which is subject to the approval of the TSX Venture Exchange, is for an initial renewable term of six months, with a seven-day notice of termination provision at any time by either party.

Additional information on Sandspring Resources Ltd. can be viewed under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Investor Relations
Sandspring Resources Ltd.
8000 S. Chester St., Suite 375
Centennial CO 80112 U.S.A.
Tel: (720) 854-0104

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.